

December 13, 2021

Peter Lee
President
Merida Merger Corp. I
641 Lexington Avenue, 18th Floor
New York, NY 10022

Re: Merida Merger Corp. I
Form 10-K/A for the year ended December 31, 2020
File No. 001-39119

Dear Mr. Lee:

We have reviewed your December 9, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 3 to Form 10-K filed December 10, 2021

Item 9A. Controls and Procedures
Disclosure Controls and Procedures, page 1

1. We note your disclosure that "[y]our controls were not effective." Revise to clarify, if true, that your disclosure controls and procedures were not effective.

Management's Annual Report on Internal Control over Financial Reporting, page 1

2. Revise to provide the disclosure required by Item 308(a)(1) of Regulation S-K.

3. Revise your disclosures to describe the material weaknesses regarding complex financial instruments, specifically related to the accounting for your warrants and common stock subject to possible redemption and the resulting restatements. Please amend the Form 10-K/A to include the financial statements, full Item 9A disclosure and Section 906 and 302 Certifications.

    You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Jeffrey M. Gallant, Esq.